UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-255182, 333-265000 and 333-271164) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On April 18, 2023, the Company issued a press release announcing its presentation at the 2023 American Association for Cancer Research Annual Meeting (“AARC 2023”) of new KIMMTRAK data, confirming the Company’s hypothesis of an association between longer overall survival and early circulating tumor DNA reduction. A copy of the press release is furnished as Exhibit 99.1 to this Report.

Data Presented at the AARC 2023 Conference

Circulating tumor DNA (ctDNA) reduction by week 9 was observed in 88% of metastatic uveal melanoma (mUM) patients treated as first-line (Phase 3 clinical trial) and 71% in previously treated patients (Phase 2 clinical trial); in both trials, this reduction was associated with longer overall survival (OS). ctDNA clearance was also higher in first-line patients (37%) compared to second-line patients (13%). ctDNA clearance in the Company’s Phase 3 clinical trial was associated with 84% 1-year OS. In both trials, the association between ctDNA reduction and longer OS was also observed in patients with best RECIST response of progressive disease (PD), indicating that RECIST responses underestimate tebentafusp’s clinical benefits, and that ctDNA may be a better predictor of longer OS than radiographic response.

The final analysis of the data obtained by the Company from the Phase 2 clinical trial in previously treated mUM, after 46 months of follow-up, showed a median OS of 16.8 months – consistent with previous data updates. Later in 2023, the Company intends to provide an OS update from the IMCgp100-202 Phase 3 clinical trial.

The third poster provided a pooled analysis from the Company’s three clinical trials in 12 mUM patients with orbital disease. This collated data showed that tebentafusp demonstrated preliminary signals of activity in intra-ocular lesions, supporting KIMMTRAK’s use in patients with unresectable uveal melanoma.

The fourth poster shared in vitro data potentially explaining how tebentafusp may lead to OS benefit even in tumors with heterogenous gp100 expression.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the therapeutic potential and expected clinical benefits of our product candidates, including overall survival benefit, including in tumors with heterogeneous gp100 expression; expectations that ctDNA reduction from tebentafusp is associated with overall survival benefit; expectations indicating that RECIST responses underestimate tebentafusp’s clinical benefits and that ctDNA may be a better predictor of longer OS than radiographic response; expectations regarding the development of the Company’s pipeline and the design, progress, timing, scope and results of the Company’s existing and planned clinical trials, including the timing of an OS update from the Phase 3 IMCgp100-202 trial. The words "may," “might,” "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," “expect,” "estimate," “seek,” "predict," “future,” "project," "potential," "continue," "target" and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Report are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Report, including, without limitation, risks associated with: the risk that the results of preclinical studies and early results from clinical trials may not be predictive of future clinical trial results; the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on the Company’s business, strategy, financial position and anticipated milestones, including the Company’s ability to conduct ongoing and planned clinical trials; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; the Company’s ability and plans to launch, market and sell KIMMTRAK or any future approved products, to continue to establish and expand a commercial infrastructure; the Company’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; the Company’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; the Company’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, bank failures, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; and the success of the Company’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that the Company has made or may make with the SEC in the future. Any forward-looking statements represent the Company’s views only as of the date of this Report and should not be relied upon as representing its views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	April 18, 2023	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer